AMENDMENT NO. 1 TO MANAGEMENT AGREEMENT DATED JUNE 27, 1988
BETWEEN B+H OCEAN CARRIERS LTD. AND B+H MANAGEMENT LTD. (“the
Management Agreement”)

(A)         The Management Agreement is hereby amended as follows:

(1)	Section 10 of the Management Agreement is hereby amended and restated to read in its entirety as follow:

“Certain Conflicts of Interest.  The Company hereby acknowledges that the Manager and certain of its affiliates provide services similar to those provided hereunder to persons other than the Company, including entities in which the Manager or such affiliates have economic interests.  In order to avoid even the appearance of a conflict of interest, the Manager agree that (a) at least five 5 days in advance of the entering into any commitment to acquire or dispose of any type of commercial cargo vessel, or any material direct or indirect interest in such vessels, by the Manager or any of its affiliates on their own behalf or on behalf of personas other than Company, the Manager will give the Audit Committee of the Company’s Board of Directors written notice containing full disclosure of the material terms of such acquisition or disposition; (b) it shall not discriminate against the Company in the selection, purchase or sale of any type of oceangoing cargo vessel; and (c) neither the Manager nor any of its affiliates will for their own account purchase from or sell to the Company any vessels, or any material direct or indirect interest therein, during the term of this Agreement without the unanimous approval of the Audit Committee of the Company’s Board of Directors.”

(2)	Schedule I of the Management Agreement is hereby amended and restated to read in its entirety as follows:

“For management services provided pursuant to this Agreement, the Manager shall receive a fixed fee of $4,000 per month per vessel, and any increases in such fixed fee shall be determined on each anniversary of this Agreement and be based on any increases in the Urban Wage Earners and Clerical Workers Consumer Price Index for the New York metropolitan area over the level reported by that Index for the month of June 1988.”

(B)         All other terms and conditions of the Management Agreement remain unaltered.

FOR B+H OCEAN CARRIERS LTD.	FOR B+H MANAGEMENT LTD.

Dated as of